SECURITIES AND EXCHANGE COMMISSION

Release No. IC-28891; File No. 812-13617

DNP Select Income Fund Inc., et al.; Notice of Application

August 27, 2009

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of application for an order under section 6(c) of the Investment Company

Act of 1940 ("Act") for an exemption from sections 18(a)(1)(A) and (B) of the Act.

Applicants:  DNP Select Income Fund Inc. ("DNP") and Duff & Phelps Utility and

Corporate Bond Trust Inc. ("DUC") (each of DNP and DUC, a "Fund" and, collectively,

the "Funds").

Summary of Application:  Applicants request an order ("Order") granting an exemption

from sections 18(a)(1)(A) and (B) of the Act for a period from the date of the Order until

October 31, 2010.  The Order would permit each Fund to issue or incur debt subject to

asset coverage of 200% that would be used to refinance the Fund's issued and

outstanding auction preferred shares ("APS Shares") and/or remarketed preferred stock

("RP Shares," and, collectively with the APS Shares, the "Preferred Shares") issued prior

to February 1, 2008 that are outstanding at the time such post-Order debt is issued or

incurred.  The Order also would permit each Fund to declare dividends or any other

distributions on, or purchase, capital stock during the term of the Order, provided that

such post-Order debt has asset coverage of at least 200% after deducting the amount of

such transaction.

Filing Dates:  The application was filed on December 29, 2008, and amended on June 3, 2009, June 24, 2009, and August 26, 2009.  Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on September 21, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses:  Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.  Applicants:  c/o Nathan I. Partain, Duff & Phelps Investment Management Co., 200 South Wacker Drive, Suite 500, Chicago, IL  60606.

For Further Information Contact:  Jill Ehrlich, Attorney Adviser, at (202) 551-6819, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.      Each of the Funds is organized as a Maryland corporation and is a closed-end management investment company registered under the Act.  Each Fund is advised by Duff & Phelps Investment Management Co. ("Duff & Phelps").  DNP has outstanding a class of common shares and two series each of APS Shares and RP Shares, and DUC has outstanding a class of common shares and one series of APS Shares.

2.       Applicants state that the Funds issued their outstanding Preferred Shares for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of their investment objectives.  Applicants state that, through the use of leverage, the Funds seek to enhance the investment return available to the holders of their common shares by earning a rate of portfolio return (which includes the return obtained from securities that are purchased from the proceeds of Preferred Share offerings) that exceeds the dividend rate that the Funds pay to the holders of the Preferred Shares.  Applicants represent that holders of APS Shares are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends, whether or not declared) in any liquidation, dissolution or winding up of the relevant Fund, before any distribution or payment to holders of the Fund's common shares.  Applicants also state that dividends declared and payable on the APS Shares have a similar priority over dividends declared and payable on the Fund's common shares.  In addition, applicants state that APS Shares are "perpetual" securities and are not subject to mandatory redemption by a Fund so long as the Fund meets certain asset coverage tests specified in its charter.  Further, applicants state that the APS Shares are redeemable at each Fund's option.

3.　　Applicants represent that holders of RP Shares are entitled to receive a stated liquidation preference amount of $100,000 per share (plus any accumulated but unpaid dividends, whether or not declared) in any liquidation, dissolution or winding up of DNP, before any distribution or payment to holders of its common shares.  Applicants state that dividends declared and payable on the RP Shares have a similar priority over dividends declared and payable on DNP's common shares.  Applicants also state that the RP Shares are subject to mandatory redemption on a date certain and, therefore, are classified as a liability on the statement of assets and liabilities and the related dividends as interest expense on the statement of operations.[1]  In addition, the RP Shares are subject to mandatory redemption if certain asset coverage tests are not met as specified in DNP's charter.  Further, applicants state that the RP Shares are redeemable at DNP's option.

4.　　Applicants state that, prior to February 2008, dividend rates on the Preferred Shares for each dividend period were set at the market clearing rate determined through an auction process or a remarketing mechanism, in the case of APS Shares or RP Shares, respectively, that brought together bidders, who sought to buy Preferred Shares, and holders of Preferred Shares, who sought to sell their Preferred Shares.  Applicants explain that, if an auction fails to clear for a series of APS Shares or a remarketing fails for a series of RP Shares (because of an imbalance of sell orders over bids), the dividend payment rate for that series over the next dividend period is set at a specified maximum applicable rate (the "Maximum Rate") defined in the relevant Fund's charter, determined by reference to a short-term market interest rate.  Applicants state that a failed auction or remarketing is not an event of default; the relevant Fund continues to pay dividends to all

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[1] The mandatory redemption dates are as follows: Series D—December 22, 2021; and Series E—December 11, 2024.

holders of Preferred Shares, but at the specified Maximum Rate rather than a market clearing rate. Applicants state that they experienced no unsuccessful auctions or remarketings prior to February 2008.

5. Applicants state that, prior to February 2008, if investors did not purchase all of the APS Shares tendered for sale at an auction or all of the RP Shares tendered for sale in a remarketing, dealers would enter into such auction or remarketing and purchase any excess APS Shares or RP Shares to prevent the auction or remarketing from failing. Applicants represent that, for approximately twenty years, auction rate securities traded successfully in the auction market with, so far as applicants are aware, very few exceptions.[2] Applicants state that they understand that Preferred Shares were bought by many retail investors believing that they were safe short-term liquid investments and, in many situations, the equivalent of cash.

6. Applicants state that, in February 2008, the financial institutions that historically provided "back stop" liquidity to APS Share auctions and RP Share remarketings stopped participating in them. Applicants state that, since February 2008, all closed-end funds advised by Duff & Phelps that had Preferred Shares outstanding, including the Funds, have experienced unsuccessful auctions and remarketings due to an imbalance between buy and sell orders. Applicants also state that they believe an established secondary market for Preferred Shares does not exist today that would assure that holders of APS Shares would receive the liquidation preference of $25,000 per share and that holders of RP Shares would receive the liquidation preference of $100,000 per

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[2] For purposes of the requested Order, applicants use the term "auction market" to refer generically to the auction and remarketing mechanisms that serve as a method of providing liquidity for holders of APS Shares and RP Shares, respectively, and the term "auction rate securities" to refer generically to the two types of preferred shares.

share.  Applicants state that, on March 6, 2009, each Fund entered into a committed borrowing facility (each a "Committed Facility") under a prime brokerage arrangement that permits such Fund to borrow money to redeem their outstanding Preferred Shares. As described more fully in the application, applicants state that, as of June 24, 2009, the Funds have redeemed seven series of Preferred Shares with an aggregate liquidation preference of $695 million.  Applicants state, however, that neither Fund can borrow enough money under its respective Committed Facility to redeem all of its remaining series of Preferred Shares without violating the 300% asset coverage requirements of section 18(a)(1)(A) of the Act.  As a result, applicants state that there is currently no reliable mechanism for holders of auction rate securities, including the Funds' Preferred Shares, to obtain liquidity and believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of holders of auction rate securities and creating severe hardship for many investors.

7.      Applicants seek relief for a temporary period from the date on which the Order is granted until October 31, 2010 ("Exemption Period").  The proposed replacement of the Preferred Shares with debt would provide liquidity for the holders of applicants' Preferred Shares, while applicants continue their diligent efforts to obtain a more permanent form of financing (such as a new type of senior security that is equity) that fully complies with the asset coverage requirements of section 18.[3]  Applicants state that it is uncertain when, or if, the securities and capital markets will return to conditions that would enable the Funds to achieve compliance with the asset coverage requirements

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[3]  See, e.g., Eaton Vance Management, SEC No-Action Letter (June 13, 2008) (permitting the issuance of "liquidity protected preferred shares" to supplement or replace Eaton Vance funds' auction rate preferred stock).

that would apply in the absence of the Order.  In particular, applicants believe that the

development of a robust market for alternative forms of equity-based leverage could take

up to a year, or longer.  Applicants further state that, once such a market has developed,

the negotiation, execution and closing of an issuance of replacement equity-based

securities for each Fund might require an additional several months to consummate.

Given the uncertainty and the current and continuing unsettled state of the securities and

capital markets, applicants believe that the Exemption Period is reasonable and

appropriate.  Each Fund's refinancing of Preferred Shares is subject to approval of such

arrangements by the Fund's board ("Board").

Applicants' Legal Analysis:

        1.      Section 18(a)(1)(A) of the Act provides that it is unlawful for any

registered closed-end investment company to issue any class of senior security

representing indebtedness, or to sell such security of which it is the issuer, unless such

class of senior security will have an asset coverage of at least 300% immediately after

issuance or sale.  Section 18(a)(2)(A) of the Act provides that it is unlawful for any

registered closed-end investment company to issue any class of senior security that is a

stock, or to sell any such security of which it is the issuer, unless such class of senior

security will have an asset coverage of at least 200% immediately after such issuance or

sale.[4]

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[4] Section 18(h) of the Act defines asset coverage of a senior security representing indebtedness of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer.  The section defines asset coverage of the preferred stock of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer plus the amount the class of senior security would be entitled to on involuntary liquidation.

2.     Section 18(a)(1)(B) prohibits a closed-end fund from declaring a dividend or other distribution on, or purchasing, its own capital stock unless its outstanding indebtedness will have an asset coverage of at least 300% immediately after deducting the amount of such dividend, distribution or purchase price.[5]  Section 18(a)(2)(B) prohibits a closed-end fund from declaring a dividend or other distribution on, or purchasing, its own common stock unless its outstanding preferred stock will have an asset coverage of at least 200% immediately after deducting the amount of such dividend, distribution or purchase price.

3.     Section 6(c) of the Act provides, in relevant part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction from any provision of the Act if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.     Applicants request that the Commission issue an Order under section 6(c) of the Act to exempt each Fund from the 300% asset coverage requirements set forth in sections 18(a)(1)(A) and (B) of the Act.  Specifically, the Funds seek relief from the section 18 asset coverage requirements for senior securities representing indebtedness for the Exemption Period to permit the Funds to refinance any Preferred Shares issued prior to February 1, 2008 that are outstanding at the time of the Order with debt issued or incurred after the issuance of the Order subject to the 200% asset coverage requirement

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[5]  An exception is made for the declaration of a dividend on a class of preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deduction of the amount of such dividend. See section 18(a)(1)(B) of the Act.  Further, section 18(g) of the Act provides, among other things, that "senior security," for purposes of section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

that applies to each Fund's existing Preferred Shares, rather than the 300% asset coverage that would ordinarily apply under section 18 to senior securities representing indebtedness, (a) when they incur that debt, and (b) when they declare dividends or any other distributions on, or purchase, their capital stock, after deduction of the amount of such dividend, distribution or purchase price. Applicants state that, except as permitted under the requested Order, if issued, the Funds would meet all of the asset coverage requirements of section 18(a) of the Act. In addition, applicants state that each Fund that borrows in reliance on the Order will either pay down or refinance the debt within the Exemption Period so that, upon expiration of the Exemption Period, it will have asset coverage of at least 300% for each class of senior security representing indebtedness.

5.        Applicants state that section 18 reflects congressional concerns regarding preferential treatment for certain classes of shareholders, complex capital structures, and the use of excessive leverage. Applicants submit that another concern was that senior securities gave the misleading impression of safety from risk. Applicants believe that the request for temporary relief is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of the Act.

6.        Applicants note that the illiquidity of Preferred Shares is a unique, exigent situation that is posing urgent, and in some cases devastating, hardships on their holders. Applicants represent that the proposed replacement of the Preferred Shares with debt would provide liquidity for the holders of applicants' Preferred Shares, while applicants continue their diligent efforts to obtain a more permanent form of financing (such as a

new type of senior security that is equity) that fully complies with the asset coverage requirements of section 18.[6]

7.      Applicants represent that the Order would help avoid the potential harm to common shareholders that could result if the Funds were to deleverage their portfolios in the current difficult market environment or that could result if a reduction in investment return reduced the market price of common shares.  Applicants also state that the requested Order would permit the Funds to continue to provide the holders of their common shares with the enhanced returns that leverage may provide.

8.      Applicants believe that the interests of all classes of the Funds' current investors would be well served by the requested Order—the holders of Preferred Shares because they would achieve the liquidity that the market currently cannot provide, as well as full recovery of the liquidation value of their shares, and the holders of common shares because the cost of the new form of leverage would, over time, be lower than that of the total cost of the Preferred Shares based on their Maximum Rates and the adverse consequences of deleveraging would be avoided.

9.      Applicants represent that the proposed borrowing would be obtained from banks, insurance companies or qualified institutional buyers (as defined in Rule 144A(a)(1) under the Securities Act of 1933), who would be capable of assessing the risk associated with the transaction.  Applicants also state that, to the extent the Act's asset coverage requirements were aimed at limiting leverage because of its potential to magnify losses as well as gains, they believe that the proposal would not unduly increase the speculative nature of the Funds' common shares because the relief is temporary and

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[6]  See supra note 1.

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the Funds would be no more highly leveraged if they replace the existing Preferred

Shares with borrowing.[7]  Applicants also state that the proposed liquidity solution would

not make the Funds' capital structure more complex, opaque, or hard to understand or

result in pyramiding or inequitable distribution of control.

    10.    Applicants submit that the current state of the credit markets, which has

affected auction rate securities of all types, including applicants' Preferred Shares, is a

historic event of unusual severity and requires a creative and flexible response on the part

of both the private and public sectors.  Applicants believe that these issues have created

an urgent need for limited, prompt, thoughtful and responsive solutions.  Applicants

believe that the request meets the standards for exemption under section 6(c) of the Act.

Applicants' Conditions:

    Applicants agree that any order granting the requested relief shall be subject to the

following conditions:

    1.    Each Fund that borrows subject to 200% asset coverage under the Order

will do so only if such Fund's Board, including a majority of the members of the Board

who are not "interested persons" (as defined in section 2(a)(19) of the Act) ("Independent

Board Members"), shall have determined that such borrowing is in the best interests of

such Fund, the holders of its common shares and the holders of its Preferred Shares.

Each Fund shall make and preserve for a period of not less than six years from the date of

such determination, the first two years in an easily accessible place, minutes specifically

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[7] Applicants acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets.  For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to forcibly deleverage, which could be disadvantageous to the portfolio's common shareholders.  Applicants therefore state that they regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of new preferred stock as a possible longer-term replacement source of portfolio leverage.

describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2.      Upon expiration of the Exemption Period, each Fund will have asset coverage of at least 300% for each class of senior security representing indebtedness.

3.      The Board of any Fund that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Board Members) regarding and assessing the efforts that the Fund has undertaken, and the progress that the Fund has made, towards achieving compliance with the appropriate asset coverage requirements under section 18 by the expiration of the Exemption Period.  The Board, including a majority of the Independent Board Members, will make such adjustments as it deems necessary or appropriate to ensure that the Fund comes into compliance with section 18 of the Act within a reasonable period of time, not to exceed the expiration of the Exemption Period.  Each Fund will make and preserve minutes describing these reports and the Board's review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years, the first two years in an easily accessible place.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Florence E. Harmon
Deputy Secretary
